THE KLEIN GROUP, LLC

FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2025

THE KLEIN GROUP, LLC

CONTENTS

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2025 AND ENDING 12/31/2025

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: The Klein Group LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant

     ☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

640 Fifth Avenue (14th Floor)

(No. and Street)

New York	New York	10019
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Lee Jay Taragin	212-632-3764	Jay.Taragin@mkleinandcompany.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

WithumSmith+Brown PC

(Name – if individual, state last, first, and middle name)

506 Carnegie Center Suite 400	Princeton	NJ	08540
(Address)	(City)	(State)	(Zip Code)

(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public
   accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17
   CFR 240.17a-5(e)(1)(ii), if applicable.
**Persons who are to respond to the collection of information contained in this form are not required to respond unless the form
displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, Lee Jay Taragin   , swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of The Klein Group LLC   , as of 12/31   , 2 025   , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

JOSEPH A. MENDOLA
Notary Public, State of New York
No. 02ME4934409
Qualified in New York County
Commission Expires May 23, 20 26

Signature: _____

Title: _____
CFO

This filing** contains (check all applicable boxes):

- ☒ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☒ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Management and Member of
The Klein Group, LLC:

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of The Klein Group, LLC (the "Company") as of December 31, 2025, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

WithumSmith+Brown, PC

We have served as the Company's auditor since 2023.

New York, New York
February 25, 2026

WithumSmith+Brown, PC   1411 Broadway, 9th Floor, New York, New York 10018-3496   T (212) 751 9100   F (212) 750 3262   withum.com

AN INDEPENDENT MEMBER OF HLB - THE GLOBAL ADVISORY AND ACCOUNTING NETWORK

THE KLEIN GROUP, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2025

Assets

Cash	$ 17,335,272	
Accounts receivable	1,096,126	
Property and equipment, net	492,150	
Prepaid expenses	522,533	
Due From Parent	242,000	
Deferred tax asset	20,000	
Total Assets		$ 19,708,081

Liabilities and Member's Equity

Liabilities

Accrued bonus	$ 6,500,000	
Accrued expenses and other liabilities	525,051	
Deferred revenue	440,104	
Total Liabilities		7,465,155

Commitments and Contingencies

Member's Equity		12,242,926
Total Liabilities and Member's Equity		$ 19,708,081

The accompanying notes are an integral part of this financial statement.

THE KLEIN GROUP, LLC

NOTES TO FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2025

NOTE 1-ORGANIZATION AND DESCRIPTION OF BUSINESS

The Klein Group, LLC (the "Company") was formed in September 1998 under the laws of the State of Florida as Capitalink L.L.C. On April 20, 2010, in connection with a Membership Interest Purchase Agreement, M. Klein and Company, LLC ("M. Klein LLC") purchased 100% of the Company's interest. The Company changed its name to The Klein Group, LLC on April 29, 2010. As a limited liability company, the member's potential liability is limited to the assets available in the operating entity. The Company's registration as a broker-dealer with the Securities and Exchange Commission (the "SEC") became effective on March 11, 1999. The Company operates under a membership agreement with the Financial Industry Regulatory Authority ("FINRA") and is a member of the Securities Investor Protection Corporation ("SIPC"). The Company's business consists of providing advisory services to its clients. Effective October 6, 2020, the Company was additionally approved to serve as a Firm Commitment Underwriter.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PRESENTATION

The accompanying financial statement has been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP").

USE OF ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and the disclosure of contingent assets and liabilities, at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

SUBSEQUENT EVENTS

The Company has evaluated events that occurred subsequent to December 31, 2025, through the date these financial statements were issued for matters that required disclosure or adjustment in these financial statements. Based upon the evaluation, the Company did not identify any recognized or non-recognized subsequent events that would have required adjustment or disclosure in the financial statements.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

CASH AND CASH EQUIVALENTS

The Company considers all short-term investments with a maturity of three months or less when purchased to be cash equivalents. At December 31, 2025, the Company had no cash equivalents.

CONCENTRATION OF CASH BALANCES

The Company has significant cash balances at financial institutions which throughout the year regularly exceed the federally insured limit of $250,000. Any loss incurred or a lack of access to such funds could have a significant adverse impact on the Company's financial condition, results of operations, and cash flows.

ACCOUNTS RECEIVABLE AND ALLOWANCES FOR CREDIT LOSSES

The Company extends unsecured credit in the normal course of business to its clients. Accounting Standards Codification ("ASC") Topic 326, *Financial Instruments - Credit Losses* ("ASC 326") impacts the impairment model for certain financial assets measured at amortized cost by requiring a current expected credit loss ("CECL") methodology to estimate expected credit losses over the entire life of the financial asset, recorded at inception or purchase.

The allowance for credit losses is based on the Company's expectation of the collectability of financial instruments carried at amortized cost, including fees receivable utilizing the CECL framework. The Company considers factors such as historical experience, credit quality, age of balances and current and future economic conditions that may affect the Company's expectation of the collectability in determining the allowance for credit losses. The Company's expectation is that the credit risk associated with fees receivable is not significant until they are 90 days past due on the contractual arrangement and expectation of collection in accordance with industry standards. Management does not believe that an allowance is required as of December 31, 2025. Two customers accounted for approximately 85% of the accounts receivable balance as of December 31, 2025. As of January 1, 2025, and December 31, 2025, the accounts receivable balances were $730,734 and $1,096,126, respectively.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

PROPERTY AND EQUIPMENT

Property and equipment are stated at cost less accumulated depreciation and amortization. Maintenance and repairs are charged to expense as incurred; costs of major additions and betterments are capitalized. When property and equipment are sold or otherwise disposed of, the cost and related accumulated depreciation are eliminated from the accounts, and any resulting gain or loss is reflected in income. Art is carried at historical cost. Depreciation is not required to be provided on art that has an indefinite life and there is no expected reduction in value with the passage of time; however, the carrying amount of the art will be reviewed when there is evidence of impairment.

Depreciation and amortization are provided for by the straight-line method over the estimated useful lives of the assets.

IMPAIRMENT OF LONG-LIVED ASSETS

The Company evaluates the recoverability of its long-lived assets whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable, the Company recognizes such impairment in the event the netbook value of such assets exceeds the future net cash flow expected to be generated by the assets. There was no impairment of long-lived assets on December 31, 2025.

SEGMENT REPORTING

The Company is engaged exclusively in investment advisory services, a single line of business as a securities broker-dealer. The Company has identified its Managing Members as the chief operating decision makers ("CODM"), who use net income that is also reported on the income statement as net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company.

There are no reconciling items to the income statement. The measurement of segment assets is reported on the balance sheet as total assets. Additionally, the CODM uses excess net capital (see Note 9), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or make a distribution.

The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies.

NOTE 2-SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

LEASES

On May 14th, 2024, the Company assigned and transferred control of the lease to M. Klein LLC. Thereafter, on May 15, 2024, the Company and M. Klein LLC established a service level agreement that expired on December 31, 2025, principally related to the monthly rental payments. As the new agreement with M. Klein LLC allows the Company to be relocated on 60 days written notice at any time for any reason, the Company has determined the current agreement with M. Klein LLC does not constitute a lease within the meaning of ASC 842. Accordingly, on the date the Company assigned the lease to M. Klein LLC, the Company removed the right of use asset and lease liability because it was determined that the Company no longer had an identifiable asset to record under ASC 842.

INCOME TAXES

The Company is treated as a disregarded entity for income tax purposes and reports its results of operations on its sole member's tax return. M. Klein LLC is treated as a partnership for income tax purposes and accordingly, is not subject to federal and state income taxes in any jurisdiction. Each member of M. Klein LLC is responsible for the tax liability, if any, related to its proportionate share of the Company's taxable income. The Company is subject to New York City Unincorporated Business Tax ("UBT").

The Company has concluded that it is a pass-through entity and there are no uncertain tax positions that would require recognition in the financial statements. If the Company was to incur an income tax liability in the future, interest on any income tax liability would be reported as interest expense and penalties on any income tax liability would be reported as income tax expense. The Company's conclusions regarding uncertain tax positions may be subject to review and adjustment at a later date based upon ongoing analyses of tax laws, regulations and interpretations thereof, as well as other factors. Generally, tax returns for three years from the date of filing remain subject to examination by the tax authorities as of December 31, 2025. As of December 31, 2025, the deferred tax asset balance was $20,000 specific to UBT tax filings and relates to charitable contribution carryforward.

THE KLEIN GROUP, LLC

NOTES TO FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2025

NOTE 3- RELATED PARTY TRANSACTIONS

During the year ended December 31, 2021, the Company entered into a shared service agreement (the "Shared Service Agreement") with M. Klein LLC and Archimedes Advisor Group, LLC ("Archimedes"), an entity under common indirect ownership. In accordance with the Shared Service Agreement, Archimedes will reimburse certain expenses incurred by the Company and M. Klein LLC on behalf of Archimedes.

During the year ended December 31, 2022, the Company entered into a second amendment of shared service agreement modifying certain employee allocations. During the year ended December 31, 2025, the Company was reimbursed $1,009,200 by Archimedes, an affiliate of the Company.

During the year ended December 31, 2025, the Company entered into a Service Level Agreement ("SLA") with M. Klein & Company ("MKC"). In accordance with the SLA, the Company will reimburse MKC for any direct expenses and allocated costs incurred by MKC. There was no outstanding payable to MKC as of December 31, 2025.

The Company's financial statements contain significant expense transactions with related parties. The existence of these transactions creates operating results and financial positions significantly different than if the companies were autonomous. Transactions between the Company and these related parties were not consummated on terms equivalent to arm's length transactions.

THE KLEIN GROUP, LLC

NOTES TO FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2025

NOTE 4 -PROPERTY AND EQUIPMENT, NET

Property and equipment, net consists of the following at December 31, 2025:

	Amount	Estimated Useful Lives
Furniture and fixtures	$977,896	7 Years
Computer equipment	845,189	5 Years
Art	116,860	Indefinite
	1,939,945	
Less: accumulated depreciation and amortization	(1,447,795)	
Property and Equipment, Net	$492,150	

NOTE 5 -RETIREMENT PLAN

The Company sponsors The Klein Group, LLC, 401(k) Plan (the "Plan"), a defined contribution plan for the benefit of the Company's eligible employees. Eligible participants may join the Plan after 6 months of full-time employment. All funds are self-directed by the participant. The Company's employer contributions are discretionary. For the year ended December 31, 2025, the Company will contribute approximately $257,000 to employee accounts as part of the safe harbor provision of the Plan. This amount is recorded in accrued expenses and other liabilities in the accompanying statement of financial condition.

NOTE 6-FAIR VALUE MEASUREMENT

Certain financial instruments are carried at cost on the statement of financial condition, which approximates fair value due to their short-term, highly liquid nature. These financial instruments include cash, accounts receivable, prepaid expenses and accrued expenses and other liabilities.

NOTE 7 - COMMITMENTS AND CONTINGENCIES

LITIGATION

From time to time the Company may be involved in various legal matters and proceedings in connection with its business operations. Management does not believe that any pending legal proceedings will have a material adverse effect on its business, results of operations, or financial position. Management is not aware of any unasserted claims that it believes will have a material adverse effect on its business, results of operations, or financial position.

REGULATORY EXAM

From time to time, the SEC and/or FINRA may examine or investigate the activities of broker dealers. These examinations or investigations often focus on the activities of the registered representatives doing business through such entities and the entities' supervision of those people. It is possible that any examination or investigation could lead to enforcement action by the regulator and/or may result in payments of fines and/or penalties, as well as changes in systems or procedures, any of which could have a material adverse effect on the Company's financial condition or results of operations. As of the date of this report, the Company is not aware that there will be any material adverse effect to the Company's financial condition or results of operations as a result of any such pending examinations or investigations.

NOTE 8 -INCOME TAX

In assessing the realization of the deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which temporary differences representing net future deductible amounts become deductible.

Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning strategies in making this assessment. After consideration of all of the information available, management believes that future realization of the deferred tax assets is probable.

The Company recognizes the accrual of any interest and penalties related to unrecognized tax benefits in income tax expense. No interest or penalties were recognized in 2025.

The Parent and the Company are no longer subject to federal, state, or local tax examinations by taxing authorities. The Company files income tax returns in various state and local jurisdictions and is subject to examination by the various taxing authorities.

NOTE 9 -NET CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1 under the U.S. Securities and Exchange Commission), which requires the maintenance of minimum net capital and provides that the ratio of aggregate indebtedness to net capital, as defined, shall not exceed 15 to 1. As of December 31, 2025, the Company's ratio of aggregate indebtedness to net capital was 0.76 to 1.

On December 31, 2025, the Company had net capital of $9,870,117 which was $9,372,440 in excess of its required net capital of $497,677. The Company had aggregate indebtedness of $7,465,155 on December 31, 2025. The Company's capital ratio was .76 to 1.

The Reserve Requirements pursuant to Rule 15c3-3 are not applicable as the Company does not hold customer funds or securities and the Company's activities are limited to those contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. 240.17a05.